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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                     American Bankers Insurance Group, Inc.
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             (Exact name of registrant as specified in its charter)




               Florida                                          59-1985922
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(State of incorporation or organization)                     (I.R.S. Employer
                                                            Identification No.)


11222 Quail Roost Drive, Miami, Florida                               33157
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(Address of principal executive offices)                            (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered
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         Purchase Rights for Series A        New York Stock Exchange
         Participating Preferred Stock


Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
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                                (Title of Class)


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ITEM 1   DESCRIPTION OF REGISTRANT'S SECURITIES
         TO BE REGISTERED

         PURCHASE RIGHTS FOR SERIES A
         PARTICIPATING PREFERRED STOCK

         American Bankers Insurance Group, Inc. (the "Company") entered into a Shareholder Rights Plan dated as of February 24, 1988 with Chase Bank as Rights Agent ("Rights Agreement") and on February 24, 1988 the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record at the close of business on March 11, 1988 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of 1/100th of a share (a "Unit") of Series A Participating Preferred Stock, no par value (the "Preferred Stock"), at a Purchase Price of $31.00 per Unit, subject to adjustment. As of November 14, 1990 the Company and the Rights Agent amended and restated the Rights Agreement. (The Rights Agreement as so amended and restated, the "Amended and Restated Rights Agreement").

         Initially, each Right will be a part of and trade with each share of Common Stock outstanding. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (and no separate Rights certificate will be issued) and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement (or, if issued after the Amendment Date, the Amended and Restated Rights Agreement) by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 10, 1998, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as set forth in the Amended and Restated Rights Agreement and except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         If (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Company's Common Stock remains outstanding and unchanged, (ii) an Acquiring Person is or becomes the beneficial owner of 15% or more of the then outstanding shares of the Company's



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Common Stock, (iii) an Acquiring Person engages in one or more of "self-dealing"
transactions as set forth in the Amended and Restated Rights Agreement, or (iv) there is any recapitalization, reclassification or similar transaction involving the Company, which has the effect of increasing by more than 1% an Acquiring Person's proportionate share of the beneficial ownership of the outstanding shares of any class of equity securities or securities exercisable for or convertible into equity securities of the Company or any of the Company's subsidiaries, then each holder of a Right will thereafter have the right to receive, upon exercise of the Right, Common Stock or, in certain circumstances, cash, property or other securities of the Company having a value equal to two times the Purchase Price of the Right; PROVIDED, HOWEVER, that the Rights to purchase Common Stock (or cash, property or other securities of the Company) are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         For example, given a Purchase Price of $31.00 per Right, each Right not owned by an Acquiring Person (or by certain related Parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $62.00 worth of Common Stock (or other consideration, as noted above) for $31.00. Assuming that the Common Stock had a per share value of $12.40 at such time, the holder of each valid Right would be entitled to purchase 5 shares of Common Stock for $31.00.

         If at any time on or after the Distribution Date (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (or is the surviving corporation but the Company's Common Stock is changed or exchanged), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, then each holder of a Right (except Rights which previously have been voided as set forth in the second preceding paragraph) shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring entity having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events." If any acquiring entity does not have Registered Common Stock, each Right will entitle its holder to purchase, for the Purchase Price, at such holder's option, (i) the number of shares of such entity (or, at such holder's option, of the surviving corporation in such acquisition, which could be the Company) which, at the time of the transaction, would have a book value of two times the Purchase Price of the Right or (ii) if such entity has an affiliate that has Registered Common Stock, the number of shares of such affiliate which, at the time of the transaction, would have a market value of two times the Purchase Price of the Right.

         The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the


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current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time after the acquisition by a Person or group of affiliated or associated Persons of beneficial ownership of 15% or more of the outstanding Common Stock and prior to the acquisition by such Person or group of 50% of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than the Rights owned by such Person or group that have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or of a share of a class of series or the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

         At any time until 10 days following the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or stock. The redemption period may be extended by the Company at any time prior to the expiration of such period. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other persons who are Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. The decision to redeem or to extend the redemption period shall require the vote of a majority of the Disinterested Directors, with the concurrence of a majority of the Continuing Directors voting separately.

         The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board immediately prior to the time that any person became an Acquiring Person, and any member of the Board subsequent to the time that any Person shall become an Acquiring Person if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or any representative of such Acquiring Person.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Amended and Restated Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. On and after the Distribution Date, the provisions of the Amended and Restated Rights Agreement may be amended by a majority of the Disinterested Directors, with the concurrence of a majority of the Continuing Directors voting separately, in




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order to cure any ambiguity, to make changes in any manner which the
Disinterested Directors and Continuing Directors may deem necessary or desirable and which does not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Amended and Restated Rights Agreement; PROVIDED, HOWEVER, that no amendment to adjust the time period governing redemption shall be made at any time that the Rights are not redeemable.

         The Amended and Restated Rights Agreement provides that the Company may not consolidate or merge with, or sell 50% or more of the Company's assets or earning power to, any person that has securities or is bound by agreements which would substantially diminish the benefits of the Rights.

         The Amended and Restated Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement.

ITEM 2   EXHIBITS

         1. Form of Amended and Restated Rights Agreement, dated as of February 24, 1988 and amended and restated as of November 14, 1990, between American Bankers Insurance Group, Inc. and Chase Bank, is incorporated by reference from Registrant's Form 8-A/A filed on December 3, 1990.

         2. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.



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                                   SIGNATURES
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         Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        American Bankers Insurance Group, Inc.


                                        By   /s/ Robert Hill
                                             ----------------------------
                                             Robert Hill
Dated: June 19, 1997                         Principal Accounting Officer



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